United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	6

Press Release

Vale updates on latest information about Brumadinho

Rio de Janeiro, January 31st, 2019 - Vale S.A. (“Vale”) updates on latest information about Brumadinho.

Number of fatalities: 99 fatalities, 67 identified; 259 missing; 192 rescued; 393 people found.

Find out what Vale is doing

Decommissioning of upstream tailings dams: Vale will decommission all its dams built by the upstream method. In 2015, Vale had 19 upstream dams in operation and, by its own decision, made them inactive, initiating the decommissioning process. There are still 10 upstream dams, all inactive. The structures will undergo a de-characterization process and will cease to exist. The operations in which these dams are located will be temporarily halted. Expectation: works should take up to 3 years with R$ 5 billion of investment (more details can be obtained in the Relevant Fact “Vale announces the decommissioning of all its upstream tailings dams,” dated January 29th, 2019).

Financial support to the affected families: Vale is offering a donation of R$ 100,000 to each of the families with missing members or affected by fatalities. The donations will be made based on the official list validated by the Civil Defense Corps available on Vale’s website. The assistance will start on Thursday, January 31st, 2019.

Psychological support: A Humanitarian Aid Committee was created, made up of social workers and psychologists, to provide assistance to the affected people and their families. As of today, a team of specialists in trauma, grief and catastrophe recovery at the Albert Einstein hospital will join the 100 health professionals who are on site.

Containment measures: Dikes will be built in the Brumadinho mine area with the aim of containing sediments from the tailings. Furthermore, the installation of a barrier for sediment retention near the water catchment of the city of Pará de Minas and the construction of a sediment containment barrier in the Paraopeba river will be concluded today.

Financial compensation to the municipality: Notwithstanding the stoppage of the activities of the Córrego do Feijão mine, Vale will financially compensate the municipality of Brumadinho for the loss of income related to the Financial Compensation for the Mineral Exploration (CFEM).

Emergency resources: Vale is providing all necessary resources (food, water, medicines, clothing, transportation, etc). The company has made available:

•                       40 ambulances, accommodation for more than 800 people and a helicopter to support the rescue.

•                       Communication radios, balloons equipped with infrared technology and Wi-Fi for aerial monitoring.

•                       1 million liters of water, 90 gallons of 20 liters of mineral water and 3 kite trucks.

•                       500 personal hygiene kits, 200 food kits and over 200 pounds of animal feed.

•                       In addition to the specialized professionals, an average of 70 volunteers per day are working at the service stations assisting those affected.

•                       Physical attendance: 8 assistance points were set up for those affected in Brumadinho and Belo Horizonte

Animal rescue: Approximately there are 50 professionals working to rescue the local fauna. Until this date, 26 pets have been rescued. The task force is composed of veterinarians, biologists and auxiliaries.

Treatment centers, a field hospital and a portable unit were set up to accommodate, treat and care for small and large animals.

Pest control: To prevent pests and protect the population, on Thursday, January 31st, the application of medicines on the streets and fields in Brumadinho begins. The measure aims to prevent the spread of diseases. The product applied is biodegradable and does not pose harm to humans and livestock.

New telephone lines: One additional telephone line has been made available: Alô Brumadinho - 0800 031 0831. More than 700 calls have been received through the other channels 0800 285 7000 (Alô Ferrovia) and 0800 821 5000 (Vale’s Ombudsman’s Office).

Ecumenical worship: On Thursday, January 31st, 2019, at 10am, an ecumenical service will be held at the Brumadinho Knowledge Station for the affected people, as well as in other Vale locations in Brazil.

Main acquisition supplies:

•                       Acquisition of more than R$ 6.4 million in equipment for the Legal Medical Institute (IML) of Belo Horizonte (R$ 1.7 million for delivery in up to 5 days)

•                       Acquisition and stock of 2 million liters of mineral water for emergency situations

•                       More than 100 employees (staff + management) dedicated to the operation

•                       Establishment of a food hall with 7,980 meals per day in 9 fixed stations (Carajás consumes 5,000 meals per day)

Partnerships contracts:

•                       Aviation fuel

•                       Fuel stations

•                       Medications and personal hygiene

•                       Construction material

Other measures:

•                       Lease of 20 houses and 3 farms for long-term accommodation of the affected people (plus 20 mapped houses)

•                       Structuring and personalized service in 9 priority service points (Israel Army, IML, service stations in Brumadinho, etc)

•                       Mapping of alternative solutions for eventual interruption of potable water supply in the cities along the Paraopeba River

•                       Hiring and allocation of 2 experts to recover hard drives (images and footage of the dam)

•                       Exclusive dedication of the Mutuca warehouse to supply materials for the rescue operation.

Main announcements

Vale announces Chairperson for the Extraordinary Independent Consulting Committee for Investigation

Following a selection process led by the international consulting company Korn Ferry, Vale’s Board of Directors confirmed, on January 30th, the appointment of the former Minister of the Federal Supreme Court, Dr. Ellen Gracie, as Chairperson of its Extraordinary Independent Consulting Committee for Investigation (“CIAEA”). As per the press release sent to the market on January 27th, the CIAEA was established to support the Board of Directors in determining the causes and potential responsibilities in the context of the breach of Dam I at the Córrego de Feijão mine in Brumadinho (MG, Brazil).

Vale appoints executive for Immediate Response Group

Vale has appointed Claudio Alves as the leader of the Immediate Response Group, a committee created on January 25th to consolidate emergency actions, of any nature, related to those affected by the Feijão Mine’s dam breach, occurred last Friday.

The executive has just moved permanently to Belo Horizonte in order to expedite and intensify the efficiency of the actions taken in the region of Brumadinho, in Minas Gerais.

Claudio Vale has been working at Vale since 1992 and has been Director of the Department of Pelletizing and Manganese for the last two years. Vale reinforces that the company is totally focused on supporting the rescues to help preserving and protecting the lives of employees and local communities.

Temporary arrests

In reference to the warrants issued on Tuesday morning, Vale informs that it is fully cooperating with the authorities. The company will continue to contribute to the investigations to find out the facts, along with the unconditional support to the affected families. Three employees of Vale were detained together with two people responsible for the audit company that testified to the stability of Dam I.

Vale shares preliminary results of internal investigation with federal and state authorities

Vale’s Legal team began, on January 28th, the first phase of the internal investigation to determine the causes of the accident. The preliminary results were voluntarily shared with federal and state authorities, which are following the case.

Injunctions, imposition of administrative sanctions and class actions complaints

As of Wednesday afternoon, January 30th, the Minas Gerais Court had blocked R$ 11.8 billion to guarantee the recovery of damages caused by the Dam I breach.

In addition, Vale was notified of the imposition of administrative sanctions by IBAMA and the state of Minas Gerais in the amount of approximately of R$ 350 million.

On January 28th, 2019, a putative securities class action complaint was filed against Vale in the United States District Court for the Eastern District of New York. The complaint alleges that the Company made false and misleading statements, and omitted to make disclosures, concerning the risks and potential damage of a dam breach, violating the Securities Exchange Act of 1934. The proceeding is still in early stage, Vale intends to defend vigorously against the claims.

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Andre Werner: andre.werner@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Samir Bassil: samir.bassil@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Clarissa Couri: clarissa.couri@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: January 31th, 2019		Director of Investor Relations